Fellow Shareholders:

Maintaining momentum from 2009, equity markets got off to a solid start in 2010, with first quarter returns for major benchmarks ranging from 4.87 percent for the Russell 3000® Growth Index to 5.39 percent for the S&P 500 Index and 5.91 percent for the NASDAQ Composite Index. It was the fourth consecutive quarter of gains for most major indices.

Investors kept their focus on prospects that the economy would continue to strengthen, despite the fact that economic signals remained mixed over the quarter. Factory production, auto sales and corporate earnings were sources of positive data. But, new jobless claims and unemployment generally remained stubbornly high. Sovereign debt concerns in Europe kept investors on edge and, back home, the housing market continued to be a major focus.

Reflecting the ebb and flow of such mixed data, the quarter was marked by higher volatility, with the S&P 500 Index declining 3.60 percent in January before posting a 3.10 percent gain in February and a strong 6.03 percent advance in March. Although the first few trading days of the new year were strong, from mid-January until February 9 markets shed their earlier gains and actually turned negative for the year. But, stocks caught their second wind and rallied for the rest of the quarter, including a stretch of eight straight trading days of gains for the Dow Jones Industrial Average in mid-March.

Liberty All-Star Growth Fund turned in a strong quarter. The Fund returned 7.35 percent with shares valued at net asset value (NAV); 7.43 percent with shares valued at NAV with dividends reinvested; and a robust 13.08 percent when shares are valued at market price with dividends reinvested. These returns compare to a quarterly gain of 4.88 percent for the Fund’s primary benchmark, the Lipper Multi-Cap Growth Mutual Fund Average. The Fund’s returns also outperformed the unmanaged, or passive benchmark, the Russell 3000 Growth Index. The Fund’s quarterly NAV reinvested return ranked it in the top 10 percent of 497 funds in the Lipper Multi-Cap Growth Mutual Fund universe. In another positive development, during the first quarter the discount at which Fund shares trade relative to their underlying NAV narrowed to as little as 10.6 percent.

Over the past year, Fund returns generally tracked all key benchmarks. For this period, the Fund returned 49.98 percent with shares valued at NAV; 51.18 percent with shares valued at NAV with dividends reinvested; and 65.84 percent when shares are valued at market price with dividends reinvested. By comparison, funds in the Lipper benchmark returned an average of 52.07 percent and the Fund’s NAV reinvested return ranked it in the 51st percentile within that universe.

In terms of Fund news, we wish to draw shareholders’ attention to the “Important Notice” inserted in this quarterly report. As you may be aware from previous communications, a dissident shareholder has entered into a proxy solicitation effort that, if successful, would prevent the approval of a portfolio management agreement with the new sub-adviser Mazama Capital Management. Such actions hinders the efforts of your Board of Directors and ALPS Advisors to effectively manage the Fund’s sub-advisers, a fundamental and important aspect of your Fund’s multi-management investment process.

You should know that the dissident shareholder does not directly seek a vote on any specific Fund action and does not claim that Mazama Capital Management would perform poorly; nor does this shareholder offer any other alternative. The dissident’s efforts are disruptive and contrary to the best interest of Fund shareholders. We therefore ask all shareholders to vote FOR the portfolio management agreement with Mazama by completing, signing, dating and mailing your white proxy card or voting by phone or internet as soon as possible. If you own shares through a broker or bank, you may also contact your broker or bank directly to vote. Please be aware that your vote—indeed, every vote—counts, and thus we ask that you protect your rights as a shareholder by voting immediately. If you have any questions please call the Fund’s proxy solicitor, The Altman Group, at 1-800-499-7619 or to access additional information on this important issue please visit the Fund’s website at www.all-starfunds.com.

We further note that ISS Governance Services, a leading independent proxy advisory firm, has recommended that Fund shareholders vote their proxy in favor of the portfolio management agreement with Mazama. ISS, in part, said that the dissident proposal would “impair the board’s ability to continue to deliver less volatile, above average relative long-term results.” ISS also said, “Furthermore, ISS believes the Fund’s NAV outperformance relative to its peers and the disadvantages to the Fund’s common shareholders associated with converting the Fund to an open-end fund, justify supporting the board’s current nominees and sub-advisory proposal.”

We thank you for your consideration and for your ongoing support of the Fund. After one of the most severe downturns in stock market history, the Fund—reflecting the underlying strength of its multi-manager structure—has rebounded strongly and delivered rewarding returns to shareholders. This is proven by the fact that the Fund’s NAV reinvested results have outperformed the Lipper benchmark and the Russell 3000 Growth Index for the trailing three-, five- and 10-year periods ending March 31, 2010. With your support, it is our intention to continue to provide you with a high quality, well-managed vehicle for long-term growth equity investing.

Sincerely,

William R. Parmentier, Jr.

President

Liberty All-Star Growth Fund, Inc.

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The views expressed in the President’s letter reflect the views of the President as of April 2010 and may not reflect his views on the date this report is first published or anytime thereafter. These views are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict so actual outcomes and results may differ significantly from the views expressed. These views are subject to change at any time based upon economic, market or other conditions and the Fund disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for the Fund are based on numerous factors, may not be relied on as an indication of trading intent.